SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 1-32135

Seabridge Gold Inc.
(Translation of registrant's name into English)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

The exhibit in this Report on Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-10/A (File No. 333-197653 and Form S-8 (File No. 333-211331), as may be amended and supplemented.

On March 29, 2017, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated March 29, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

Date: March 29, 2017	/s/ Chris Reynolds
Chris Reynolds
VP Finance and CFO